September 28, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Fuqin Fintech Limited

Registration Statement on Form F-1 (SEC File No. 333-227131)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Fuqin Fintech Limited that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. (EDT), September 28, 2018 or as soon thereafter as practicable.

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO

Members FINRA & SIPC

Boustead Securities, LLC

6 Venture, Suite 265

Irvine, CA 92618

(949) 233-7869